UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.18)*

SOUTHERN UNION COMPANY
(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE
(Title of Class of Securities)

84402810
(CUSIP Number)

DAVID J. LAVAN, ESQ.
FLEISCHMAN AND WALSH, L.L.P.
1919 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006
(202) 939-7963
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GEORGE L. LINDEMANN
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2.	Check the Appropriate Box if a Member Of A Group
(a) [ ]
(b) [X]
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3.	SEC Use Only
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4.	Source of Funds

PF, AF
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5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]
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6.	Citizenship or Place Of Organization

U.S.
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Number of	7.	Sole Voting Power	3,337,814
Share Bene-	------------	------------------------------------------------	------------------------
ficially	8.	Shared Voting Power	476,002
Owned by each	------------	------------------------------------------------	------------------------
Reporting	9.	Sole Dispositive Power	3,337,814
Person With	------------	------------------------------------------------	------------------------
	10.	Shared Dispositive Power	476,002
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,526,625.58
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
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13.	Percent Of Class Represented By Amount In Row (11)

4.1%
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14.	Type Of Reporting Person

IN
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1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

FRAYDA B. LINDEMANN
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2.	Check the Appropriate Box if a Member Of A Group
(a) [ ]
(b) [X]
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3.	SEC Use Only
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4.	Source of Funds

PF, AF
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5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]
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6.	Citizenship or Place Of Organization

U.S.
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Number of	7.	Sole Voting Power	3,289,220
Share Bene-	------------	------------------------------------------------	------------------------
ficially	8.	Shared Voting Power	476,002
Owned by each	------------	------------------------------------------------	------------------------
Reporting	9.	Sole Dispositive Power	3,289,220
Person With	------------	------------------------------------------------	------------------------
	10.	Shared Dispositive Power	476,002
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,765,222
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
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13.	Percent Of Class Represented By Amount In Row (11)

3.4%
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14.	Type Of Reporting Person

PN
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1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

ADAM M. LINDEMANN
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2.	Check the Appropriate Box if a Member Of A Group
(a) [ ]
(b) [X]
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3.	SEC Use Only
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4.	Source of Funds

PF, AF
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5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]
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6.	Citizenship or Place Of Organization

U.S.
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Number of	7.	Sole Voting Power	3,223,842
Share Bene-	------------	------------------------------------------------	------------------------
ficially	8.	Shared Voting Power	476,002
Owned by each	------------	------------------------------------------------	------------------------
Reporting	9.	Sole Dispositive Power	3,223,842
Person With	------------	------------------------------------------------	------------------------
	10.	Shared Dispositive Power	476,002
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,721,209.85
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
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13.	Percent Of Class Represented By Amount In Row (11)

3.3%
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14.	Type Of Reporting Person

IN
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The statement on Schedule 13D filed on December 26, 1991 and amended on January 24, 1992, February 20, 1992, March 6, 1992, May 8, 1992, May 19, 1992, June 29, 1992, July 8, 1992, September 23, 1992, October 25, 1993, January 11, 1994, March 24, 1994, November 4, 1994, February 6, 1997, January 13, 2000, April 19, 2000, August 15, 2000 and May 5, 2005(collectively with this Amendment, the “Schedule 13D”), relating to the common stock, par value $1.00 per share (the “Common Stock”) of Southern Union Company, a Delaware corporation (the “Issuer”), by George L. Lindemann, Frayda B. Lindemann and Adam M. Lindemann is hereby amended as follows:

Item 1. Security and Issuer
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Item 1 of the Schedule 13D is hereby amended by deleting the last sentence and replacing it with the following:

The address of the principal executive offices of the Issuer is 417 Lackawanna Avenue, Scranton, Pennsylvania  18503.

Item 2. Identity and Background
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Item 2 of the Schedule 13D is hereby amended in its entirety as follows:

This Statement on Schedule 13D, including this Amendment No. 18 (this “Amendment”), is filed by George L. Lindemann, Frayda B. Lindemann and Adam M. Lindemann (collectively, the “Reporting Persons”).

George L. Lindemann’s residence address is 60 Blossom Way, Palm Beach, Florida 33480. Mr. Lindemann is Chairman of the Board, Chief Executive Officer and a Director of the Issuer. The address of the Issuer is 417 Lackawanna Avenue, Scranton, Pennsylvania  18503. Mr. Lindemann is a U.S. Citizen.

Frayda B. Lindemann’s residence address is 60 Blossom Way, Palm Beach, Florida 33480. Dr. Lindemann is a private investor. Dr. Lindemann is a U.S. Citizen.

Adam M. Lindemann’s business address is c/o Mega Communications, 767 Fifth Avenue, 50th Floor, New York, New York 10153. Mr. Lindemann co-founded and manages the operations of Mega Communications, a Spanish radio group serving the East Coast of the United States with a principal address of 767 Fifth Avenue, 50th Floor, New York, New York 10153. Mr. Lindemann is a U.S. Citizen.

None of the Reporting Persons has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
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Item 3 of the Schedule 13D is hereby amended by adding the following:

Prior to its dissolution on June 24, 2005, SUG 1, L.P. transferred approximately 3,178,870 shares of Common Stock to George L. Lindemann, its general partner, and it remaining approximately 1,266 shares of Common Stock to its limited partner.  Prior to its dissolution on June 24, 2005, SUG 2, L.P. transferred approximately 3,132,590 shares of Common Stock to Frayda B. Lindemann, its general partner, and its remaining approximately 1,277 shares of Common Stock to its limited partner.

On September 13, 2005, Activated Communications Limited Partnership ("Activated") acquired 476,002 shares of Common Stock from Adam M. Lindemann pursuant to a transaction in which Mr. Lindemann acquired all of Activated's ownership interest in Mega Communications Holdings, L.L.C.  Each of the Reporting Persons owns, directly or indirectly, approximately 20% of Activated.

Item 5. Interest in Securities of the Issuer
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Item 5 of the Schedule 13D is hereby amended by deleting (a) through (c) and substituting the following:

(a)-(b) Reporting Persons

George L. Lindemann is the beneficial owner of 4,526,625.58 shares of Common Stock, which constitute approximately 4.1% of the outstanding shares of Common Stock. The 4,526,625.58 shares beneficially owned by Mr. Lindemann include:

•	23,758 vested shares held by the Issuer’s Savings Plan (401(k)) for the benefit of Mr. Lindemann;

•	72,543.58 vested shares held under the Issuer’s Supplemental Deferred Compensation Plan for the benefit of Mr. Lindemann;

•
616,508 shares that Mr. Lindemann is entitled to purchase upon the exercise of options to acquire shares of Common Stock that are exercisable within sixty days of the date of this Amendment granted to him under the Issuer’s 1992 Long Term Stock Incentive Plan; and

•	476,002 shares held by Activated Communications, Limited Partnership ("Activated"), as to which Mr. Lindemann disclaims beneficial ownership except to the extent of his pecuniary interest therein.

George L. Lindemann has the sole power to vote or direct the vote of 3,337,814 shares of Common Stock and sole power to dispose or direct the disposition of 3,337,814 shares of Common Stock.

Frayda B. Lindemann is the beneficial owner of 3,765,222 shares of Common Stock, which constitute approximately 3.4% of the outstanding shares of Common Stock. The 3,765,222 shares of Common Stock owned beneficially by Dr. Lindemann include 476,002 shares held by Activated, as to which Dr. Lindemann disclaims beneficial ownership except to the extent of her pecuniary interest therein.  Dr. Lindemann has the sole power to vote or direct the vote of 3,289,220 shares of Common Stock and sole power to dispose or direct the disposition of 3,289,220 shares of Common Stock.

Adam M. Lindemann is the beneficial owner of 3,721,209.85 shares of Common Stock, which constitute approximately 3.4% of the outstanding shares of Common Stock. The 3,721,209.85 shares of Common Stock owned beneficially by Adam M. Lindemann include:

•	17,165.85 vested shares held under the Issuer's Directors' Deferred Compensation Plan for the benefit of Mr. Lindemann;

•	4,200 restricted shares awarded pursuant to the Issuer's Amended and Restated 2003 Stock and Incentive Plan; and

•	476,002 shares held by Activated, as to which Mr. Lindemann disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Adam M. Lindemann has the sole power to vote or direct the vote of 3,223,842 shares of Common Stock and sole power to dispose or direct the disposition of 3,223,842 shares of Common Stock.

Disclaimer of Beneficial Ownership

Each Reporting Person disclaims beneficial ownership of (i) the shares of Common Stock owned by Activated, except to the extent of their pecuniary interest therein, and (ii) the shares of Common Stock owned beneficially by the other Reporting Persons.

(c) On September 13, 2005, Adam M. Lindemann transferred 476,002 shares of Common Stock to Activated as part of a privately negotiated transaction in which Mr. Lindemann acquired all of Activated's ownership interest in Mega Communications Holdings, L.L.C.  Each of the Reporting Persons owns, directly or indirectly, approximately 20% of Activated.  On September 13, 2005, the price of Common Stock closed at $25.21 per share on the New York Stock Exchange.

Other than the transaction noted above, the Reporting Persons did not effect any transactions in the Common Stock during the past 60 days.

Item 5(e) of the Schedule 13D is hereby amended by adding the following:

As a result of transferring all of its shares of Common Stock in conjunction with its dissolution on June 24, 2005, SUG 1, L.P. ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 7.	Material to Be Filed as Exhibits.
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Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 8    Power of Attorney of Frayda B. Lindemann

SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2005

GEORGE L. LINDEMANN*
George L. Lindemann

FRAYDA B. LINDEMANN*
Frayda B. Lindemann

ADAM M. LINDEMANN*
Adam M. Lindemann

	*By:	/s/ David J. Lavan
David J. Lavan
Attorney-in-Fact